Exhibit 21

Subsidiaries of Rand

Name of Subsidiary	State or other jurisdiction of incorporation or organization	Names under which such subsidiaries do business

Rand Finance Corp.	Delaware	Rand Finance Corp.
Rand LL Holdings Corp.	Delaware	Rand LL Holdings Corp.
Lower Lakes Towing Ltd.	Canada	Lower Lakes Towing Ltd.
Lower Lakes Transportation Company	Delaware	Lower Lakes Transportation Company
Grand River Navigation Ltd.	Delaware	Grand River Navigation Ltd.; GR Nav. (Name used in Michigan)